November 8, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (202) 362-2902.

F. Morgan Gasior
Chairman of the Board
BankFinancial Corp.
15 W060 North Frontage Road
Burr Ridge, Illinois 60527

Re:	BankFinancial Corporation
	Form S-1, Amended November 1, 2004
	File No. 333-119217

Dear Mr. Gasior:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Summary - page 1
1. We note your revised changes on pages 5 and 12 made in response to prior comment 6. Please replace the cross references to your discussion on page 3 with the requested disclosure.

Impact on Our Results of Operations - page 4
2. Your discussion of net income adjusted to exclude impairment losses in 2004 and prepayment penalties in 2003 is inappropriate. Please revise your discussion to exclude these non-GAAP amounts and make conforming changes throughout the registration statement. Alternatively, if you believe these measures are not prohibited, please provide the information required by Item 10 of Regulation S-K. Refer to Release 33-8176.

Future Adverse Developments Concerning Fannie Mae or Freddie Mac...
page 20

3. Please supplementally provide us with the detailed impairment analysis of your Fannie Mae and Freddie Mac floating rate preferred stock as of June 30 and September 30, 2004. Please supplementally address the following with regards to your impairment analysis:
* How you considered the terms of the individual securities;
* Which specific authoritative accounting literature you applied; and
* How you determined that the additional declines in fair value as of September 30, 2004 did not constitute other than temporary impairments that would warrant taking a further impairment charge at that time.

Recent Developments - page 29
4. Please revise your introductory paragraph to clarify that the information at September 30, 2004 and for the three and nine months ended September 30, 2004 and 2003 is derived from unaudited financial statements.

How We Intend To Use The Proceeds From The Offering - page 38
5. Please revise this section, and throughout the document, to more fully discuss the current state of your plans to engage in de novo branching into the Chicago market. We note your discussion on page 54 made in response to comment 27. If your plans have not reached the stage of negotiating with the owners of potential sites or discussions with the OTS, so state.

BankFinancial Corporation May Use the Proceeds it Retains From the Offering - page 39
6. Identify the amount of each type of debt instrument that BankFinancial Corporation might retire with the proceeds of the offering, as mentioned in the third bullet point on page 39.

Core Deposit Intangible Amortization - page 55
7. Please supplementally provide us with a schedule showing your calculation of amortization expense of your core deposit intangible assets that illustrates your use of the sum-of-the-years-digit method over a 10-year period.


Critical Accounting Polices - page 58
8. We note your presentation of sensitivity analysis regarding an instantaneous increase in the current corresponding offering rate. However, your discussion states that the most critical estimate is the mortgage loan prepayment speed assumption. Please revise to include sensitivity analysis regarding the prepayment speed assumption in addition to the current corresponding offering rate analysis. See related comment number 10, below.

Provision for Loan Losses - page 72
9. Refer to prior comment 36. Your disclosure states that the recovery in 2003 related to one non-residential loan that had been
charged-off by Success Bancshares prior to the acquisition.   Please
tell us if the $275,000 of non-residential real estate loans recovered in 2002 also related to one loan and if there is any relation to the loan recovered in 2003.
10. Please tell us how you determined these recoveries should be recorded as a credit to the allowance for loan losses rather than as a reduction of goodwill.

Material Income Tax Consequences - page 151
11. We note the revision to item 7 of your counsel`s opinion. Please revise the language to clarify that the opinion is based upon the "more likely than not" analysis, rather than an assumption.

Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Allowance for Loan Losses - page F-9
12. Refer to prior comments 37 and 44. Your disclosure states that the Company has not recorded any provision for losses on commitments since no losses were probable and reasonably estimable. Please tell us how you came to these conclusions while considering loan commitments in determining the provision for loan losses.

New Accounting Standards - page F-12
13. Refer to prior comment 46. Please tell us how you determined that the fair value of loan commitments that meet the definition of derivative instruments should be recorded as an asset. We would expect the fair value of such commitments to be recorded as a liability initially and remain a liability until expiration or termination of the commitment.

Note 4 - Secondary Mortgage Market Activities - page F-19
14. Refer to prior comment 47. Please revise your disclosure to include the sensitivity analysis required by paragraph 17g(3) of SFAS 140.



*	*	*

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Heidi Berg, Staff Accountant, at (202) 824-5463 or Donald Walker, Senior Assistant Chief Accountant, at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. You may contact Christian Windsor, Staff Attorney, at (202) 942-1974 or me at (202) 942-1772 any other questions regarding this review.


						Sincerely,



						Michael Clampitt
						Senior Counsel


cc:	Via US MAIL AND FACSIMILE: (202) 362-2902
Edward Quint, Esquire
Robert Pomerenk, Esquire
Luse, Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W.
Washington, D.C. 20016
(202) 274-2000
BankFinancial Corporation
F. Morgan Gasior
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